UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

(Amendment No. 21)

Filed by the Registrant	☐
Filed by a Party other than the Registrant	☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

Tax-Free Fixed Income Fund V For Puerto Rico Residents, Inc.

(Name of Registrant as Specified in its Charter)

Ocean Capital LLC
WILLIAM Heath Hawk
José R. Izquierdo II

Roxana Cruz-Rivera

BRENT D. ROSENTHAL

(Name Of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

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☐	Fee paid previously with preliminary materials.
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2021 ANNUAL MEETING OF SHAREHOLDERS OF
Tax-Free Fixed Income Fund V for Puerto Rico Residents, Inc.

AMENDMENT NO. 21 TO PROXY STATEMENT
OF
OCEAN CAPITAL LLC

annual meeting of shareholders

scheduled to be held on April 18, 2024

Please vote the BLUE Proxy Card to elect our slate of highly-qualified nominees and for our proposal to repeal any provision of, or amendment to, the Bylaws adopted by the Board without shareholder approval subsequent to July 9, 2021.

Please sign, date and mail the enclosed BLUE Proxy Card today!

Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital,” “we,” “us,” or “ours”), is filing this amendment (this “Amendment”) to its definitive proxy statement dated July 28, 2021 (as amended by Amendment No. 1 dated August 2, 2021, Amendment No. 2 dated August 30, 2021, Amendment No. 3 dated September 17, 2021, Amendment No. 4 dated September 28, 2021, Amendment No. 5 dated October 13, 2021, Amendment No. 6 dated November 1, 2021, Amendment No. 7 dated November 9, 2021, Amendment No. 8 dated December 3, 2021, Amendment No. 9 dated January 18, 2022, Amendment No. 10 dated February 22, 2022, Amendment No. 11 dated March 22, 2022, Amendment No. 12 dated May 12, 2022, Amendment No. 13 dated June 14, 2022, Amendment No. 14 dated August 2, 2022, Amendment No. 15 dated September 27, 2022, Amendment No. 16 dated December 19, 2022, Amendment No. 17 dated March 14, 2023, Amendment No. 18 dated June 6, 2023, Amendment No. 19 dated August 7, 2023 and Amendment No. 20 dated November 7, 2023, the “Proxy Statement”) in connection with the election of our four (4) nominees to the board of directors (the “Board”) of Tax-Free Fixed Income Fund V for Puerto Rico Residents, Inc. (the “Fund”) and our proposal to repeal any provision or amendment to the Fund’s bylaws (the “Bylaws”) adopted by the Board without shareholder approval subsequent to July 9, 2021 (i.e., the date of our nomination notice to the Fund), each at the annual meeting of shareholders (the “2021 Annual Meeting”).

According to the Fund’s Amendment No. 22 to its definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2024, the Fund reconvened and then adjourned the 2021 Annual Meeting for a twentieth time without transacting any other business on January 16, 2024. The 2021 Annual Meeting will be held virtually at 11:30 a.m. Atlantic Standard Time (11:30 a.m. Eastern Daylight Time) on April 18, 2024.

According to the Fund’s proxy statement, any shareholder of record wishing to participate in the 2021 Annual Meeting must register at https://viewproxy.com/UBSPuertoRico/broadridgevsm/ no later than 5:00 p.m. Atlantic Standard Time (5:00 p.m. Eastern Daylight Time) on April 16, 2024. According to the Fund’s proxy statement, Broadridge will then e-mail you the meeting login information and instructions for attending and voting at the 2021 Annual Meeting. Shareholders whose shares are held in “street name” must obtain legal proxies from their brokers, banks, trust companies or other nominees and follow the link above to register their shares, in order to participate in the 2021 Annual Meeting.

WE URGE YOU TO VOTE ON OUR BLUE PROXY CARD FOR THE ELECTION OF OUR NOMINEES AND FOR THE PROPOSAL TO REPEAL ANY PROVISION OF, OR AMENDMENT TO, THE BYLAWS ADOPTED BY THE BOARD WITHOUT SHAREHOLDER APPROVAL SUBSEQUENT TO JULY 9, 2021.

According to the Fund’s Amendment No. 22 to its definitive proxy statement, the record date for the adjourned 2021 Annual Meeting remains June 9, 2021. Shareholders who have already voted do not need to recast their votes unless they wish to change their votes. Proxies previously submitted will be voted at the reconvened meeting unless properly revoked. Shareholders who have not already voted are encouraged to do so promptly using the instructions provided in their voting instruction form or proxy card.

REVOCATION OF PROXIES

If you are a shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the 2021 Annual Meeting. Proxies may be revoked by any of the following actions:

●	signing, dating and returning the enclosed BLUE Proxy Card (the latest dated proxy is the one that counts);

●	submitting a proxy with new voting instructions using the internet or telephone voting system as indicated on the BLUE Proxy Card;

●	delivering a written notice of revocation or a later dated proxy for the 2021 Annual Meeting to Ocean Capital LLC, c/o Morrow Sodali, 509 Madison Avenue, Suite 1206, New York, NY 10022, or to the secretary of the Fund; or

●	registering for, attending and voting at the 2021 Annual Meeting (although attendance at the 2021 Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the 2021 Annual Meeting and you beneficially own shares but are not the record owner, your mere attendance at the 2021 Annual Meeting WILL NOT be sufficient to revoke your prior given proxy. You must have written authority from the record owner (e.g., by obtaining a legal proxy) to vote your shares held in its name at the 2021 Annual Meeting.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Shareholders can obtain copies of Ocean Capital’s definitive proxy statement, any amendments or supplements to the proxy statement, and other documents filed by Ocean Capital with the SEC for no charge at the SEC’s website at www.sec.gov.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Morrow Sodali LLC, at the address and telephone numbers set forth below. Additionally, if you are a fund advisor with clients who wish to vote for our nominees by voting on the BLUE Proxy Card, please contact our proxy solicitor for assistance.

509 Madison Avenue Suite 1206

New York, NY 10022

Stockholders Call Toll Free: (800) 662-5200

Banks, Brokers, Trustees and Other Nominees Call Collect: (203) 658-9400

Email: ocean@investor.morrowsodali.com